PROSPECTUS SUPPLEMENT	REGISTRATION NO. 333-89355
(To Prospectus dated August 15, 2007)	Filed Pursuant to Rule 424(b)(3)

1,000,000,000 Depositary Receipts
Biotech HOLDRS (SM) Trust

This prospectus supplement supplements information contained in the prospectus dated August 15, 2007 relating to the sale of up to 1,000,000,000 depositary receipts by the Biotech HOLDRS (SM) Trust.

The share amounts specified in the table in the “Highlights of Biotech HOLDRS” section of the base prospectus shall be replaced with the following:

Name of Company[1]	Ticker	Share Amounts	Primary Trading Market
Affymetrix, Inc.	AFFX	4	NASDAQ
Alkermes, Inc.	ALKS	4	NASDAQ
Amgen Inc.	AMGN	64.48	NASDAQ
Applera Corporation—Applied Biosystems Group*[2]	ABI	18	NYSE
Applera Corporation—Celera Genomics Group*[3]	CRA	4	NYSE
Biogen IDEC Inc.	BIIB	26.95	NASDAQ
Enzon Pharmaceuticals, Inc.	ENZN	3	NASDAQ
Genentech, Inc.	DNA	88	NYSE
Genzyme Corporation	GENZ	14	NASDAQ
Gilead Sciences, Inc.	GILD	64	NASDAQ
Human Genome Sciences, Inc.	HGSI	8	NASDAQ
QLT Inc.	QLTI	5	NASDAQ
Sepracor Inc.	SEPR	6	NASDAQ
Shire Limited[4]	SHPGY	6.8271	NASDAQ

*  The securities of this company trade as a tracking stock.  Please see "Risk Factors" and the business description in Annex A for additional information relating to an investment in tracking stock.

1 The merger of Millennium Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited became effective on May 14, 2008. As a result, Millennium Pharmaceuticals, Inc. is no longer an underlying constituent of the Biotech HOLDRS Trust.  For the 12 shares of Millennium Pharmaceuticals, Inc. per 100 share round lot of Biotech HOLDRS, The Bank of New York Mellon received $300.00.   The Bank of New York Mellon distributed cash at a rate of $3.00 less custody fees of $0.01235 per depositary share of Biotech HOLDRS. The record date for the distribution was May 23, 2008 and the payable date was June 12, 2008.

2 Effective July 1, 2008, Applera Corporation - Applied Biosystems, an underlying constituent of the Biotech HOLDRS Trust, will change its name to Applied Biosystems Inc. and CUSIP to 038149100. The ticker will remain the same. As a result, effective July 2, 2008, creations of Biotech HOLDRS will require a deposit of 18 shares of Applied Biosystems Inc. per round lot of 100 Biotech HOLDRS.

3 The separation of Celera Corporation from Applera Corporation will become effective July 1, 2008. As a result, Celera Corporation will replace Applera Corporation - Celera Group as an underlying security of the Biotech HOLDRS Trust. For the 4 shares of Applera Corporation - Celera Group per 100 shares round lot of Biotech HOLDRS, The Bank of New York will receive 4 shares of Celera Corporation.

4 Effective May 23, 2008, Shire PLC, an underlying constituent of the Biotech HOLDRS Trust, changed its name to Shire Limited. The ticker and CUSIP will remain the same.

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

The date of this prospectus supplement is June 30, 2008.